UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24342

GRAPH BLOCKCHAIN INC.

(Exact name of registrant as specified in its charter)

4711 Yonge Street, 10th Floor

Toronto, Ontario, Canada, M2N 6K8

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☐	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

In this Form 15F, the term the “Company” refers to Graph Blockchain Inc.

In this Form 15F, the term “SEC” or “Commission” refers to the United States Securities and Exchange Commission.

Part I

Item 1. Exchange Act Reporting History

A. The Company first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on June 15, 1994, when it filed a registration statement on Form 20-F (Registration No. 000-30084) under the name of its predecessor, Reg Technologies, Inc.

B. The Company has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report on Form 20-F under section 13(a) or section 15(d) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company last sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”), on June 15, 1994 pursuant to a registration statement on 20-F, filed with the Commission on June 15, 1994.

The Company does not have equity securities, or any other securities, registered on a shelf or other Securities Act registration statement under which securities remain unsold.

Item 3. Foreign Listing and Primary Trading Market

The Company’s Common Shares are listed on the Canadian Securities Exchange, located in Canada, which constitutes the primary trading market for the Common Shares.

The Company does not have equity securities, or any other securities listed on any exchange located in the United States.

Item 4. Comparative Trading Volume Data

Between May 1, 2019 to April 30, 2020, the average daily trading volume on a worldwide basis was approximately 445,701 Common Shares. Over the same period, the average daily trading volume in the United States was approximately 1,891 Common Shares. This represents less than 1% of the global daily average trading volume for the Common Shares. The Company has used trading data from yahoo finance and otcmarkets.com to determine the average daily trading volumes disclosed herein.

The Common Shares have not been traded on a national securities exchange in the United States and have only been traded on an over the counter basis. The Company has not terminated a sponsored American depositary receipt (ADR) facility regarding the Common Shares.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. The Company published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act on May 6th, 2020, also attached hereto as Exhibit 1.

B. The Company provided such notice through a press release sent to NEWSFILE CORP. on May 6th, 2020.

Item 8. Prior Form 15 Filers

Not applicable.

Part II

Item 9. Rule 12g3-2(b) Exemption

The Company intends to publish information required under Rule 12g3-2(b)(1)(iii) on the Company’s internet website at graphblockchain.com.

Part III

Item 10. Exhibits

1. Press release issued by the Company on May 6th, 2020 disclosing its intent to terminate its duty to file reports under section 13(a) or section 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of the filing of the Form 15F:

1. The average trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2. Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3. It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, Graph Blockchain Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Graph Blockchain Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

GRAPH BLOCKCHAIN INC.

By:	/s/ Christian Scovenna
	Name:	Christian Scovenna
	Title:	Chief Operating Officer

Date:    May 6, 2020